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                              November 23, 2020

       Craig McCaw
       Chief Executive Officer
       Colicity Inc.
       2300 Carillon Point
       Kirkland, WA 98033

                                                        Re: Colicity Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
28, 2020
                                                            CIK No. 0001829615

       Dear Mr. McCaw:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted October 28, 2020

       General

   1. Please reconcile the disclosures throughout regarding the threshold percentage that constitutes a "group."
For example, you refer to 20% on page F-8, but elsewhere you refer to 15%.
       Signatures, page II-8

   2.                                                   Please include the
signatures of a majority of your board of directors.

             You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or John Cash,
       Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the
 Craig McCaw
Colicity Inc.
November 23, 2020
Page 2

financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameCraig McCaw
                                                            Division of
Corporation Finance
Comapany NameColicity Inc.
                                                            Office of
Manufacturing
November 23, 2020 Page 2
cc:       David A. Sakowitz, Esq.
FirstName LastName